ALBIREO PHARMA, INC.

10 Post Office Square, Suite 1000

Boston, Massachusetts 02109

May 14, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

RE:                          Albireo Pharma, Inc.

Registration Statement on Form S-3

Filed May 7, 2020

File No. 333-238063

Acceleration Request

Dear Mr. Buchmiller:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Albireo Pharma, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Monday, May 18, 2020, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Megan Gates or John Condon of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

ALBIREO PHARMA, INC.

/s/ Jason G. Duncan, Esq.
Jason G. Duncan, Esq.
Chief Legal Officer, General Counsel and Secretary

cc:                                Megan N. Gates, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John P. Condon, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.